UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Evergreen Energy Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

30024B203
(CUSIP Number)

November 23, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)
b.	☒ Rule 13d-1(c)
c.	☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30024B203

1.	Names of Reporting Persons. Iroquois Capital Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power Warrants to purchase up to 326,087 shares of Common Stock (see Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power Warrants to purchase up to 326,087 shares of Common Stock (see Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person Warrants to purchase up to 326,087 shares of Common Stock (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 1.0% (see Item 4)
12.	Type of Reporting Person OO

CUSIP No. 30024B203

1.	Names of Reporting Persons. Joshua Silverman
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power Warrants to purchase up to 326,087 shares of Common Stock (see Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power Warrants to purchase up to 326,087 shares of Common Stock (see Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person Warrants to purchase up to 326,087 shares of Common Stock (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 1.0% (see Item 4)
12.	Type of Reporting Person IN; HC

CUSIP No. 30024B203

1.	Names of Reporting Persons. Richard Abbe
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power Warrants to purchase up to 326,087 shares of Common Stock (see Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power Warrants to purchase up to 326,087 shares of Common Stock (see Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person Warrants to purchase up to 326,087 shares of Common Stock (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 1.0% (see Item 4)
12.	Type of Reporting Person IN; HC

Item 1.
	(a)	Name of Issuer

Evergreen Energy Inc., a Delaware corporation (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices

1225 17th Street Suite 1300 Denver, CO 80202

Item 2.
	(a)	Name of Person Filing

	(b)	Address of Principal Business Office or, if none, Residence

	(c)	Citizenship

This Schedule 13G is being filed on behalf of (i) Iroquois Capital Management L.L.C., a Delaware limited liability company (“Iroquois”), (ii) Joshua Silverman, an individual who is a citizen of the United States of America (“Mr. Silverman”) and (iii) Richard Abbe, an individual who is a citizen of the United States of America (“Mr. Abbe,” together with Iroquois and Mr. Silverman, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of all of the Reporting Persons is 641 Lexington Avenue, 26th Floor, New York, New York 10022.

	(d)	Title of Class of Securities

Common stock, $0.001 par value per share, of the Issuer (the “Common Stock”).

	(e)	CUSIP Number

30024B203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) and (b):

On the date of the event which requires the filing of this Schedule 13G, each of the Reporting Persons may have been deemed to be the beneficial owner of more than five percent of the shares of Common Stock due to the ownership on such date by Iroquois Master Fund Ltd. (“Iroquois Master Fund”) of certain Senior Convertible Notes due 12/21/2011 (the “Senior Convertible Notes”) convertible into shares of Common Stock, under certain circumstances, at the election of the holder thereof either (i) at the Conversion Price (as defined in the Senior Convertible Notes) or (ii) at 80% of the closing bid price of the Common Stock on the trading day immediately preceding the conversion (in each case, subject to the blocker provision in the Notes prohibiting the conversion of any of the Senior Convertible Notes until such time as the holders thereof would not beneficially own, after any such conversion, more than 9.99% of the outstanding shares of Common Stock).

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 326,087 shares of Common Stock issuable upon exercise of the reported Warrants, which represent beneficial ownership of approximately 1.0% of the Common Stock, calculated (1) based on 27,694,820 shares of Common Stock issued and outstanding as of November 17, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed on November 21, 2011, (2) taking into account shares of Common Stock issued by the Company pursuant to the terms of the Senior Convertible Notes and (3) assuming the exercise of the reported Warrants.

(c)	Number of shares as to which each Reporting Person has:

	(i)	Sole power to vote or to direct the vote:

0.

	(ii)	Shared power to vote or to direct the vote:

Warrants to purchase up to 326,087 shares of Common Stock

	(iii)	Sole power to dispose or to direct the disposition of

0.

	(iv)	Shared power to dispose or to direct the disposition of

Warrants to purchase up to 326,087 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2011

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: December 5, 2011

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe